



Multimedia

June 7, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington DC 20549

SUPPL

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release regarding the Company's warrants.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure


SEC MAIL
RECEIVED
PROCESSING
JUN 08 2005
WASH, D.C.
190
SECTION

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

50137940v3



Multimedia

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 – PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.

2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.

3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.

4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.

5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH, D.C.
190
SECTION

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735



Multimedia


SEC MAIL
RECEIVED
PROCESSING
JUN 08 2005
WASH, D.C.
190
SECTION

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 - PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.
2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.
3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.
4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.
5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735



Multimedia


SEC MAIL
PROCESSING
RECEIVED
JUN 08 2005
WASH., D.C.
190
SECTION

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 – PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.

2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.

3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.

4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.

5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735



Multimedia


RECEIVED
JUN 0 8 2005
190
WASH. D.C.
SECTION

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 – PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.

2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.

3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.

4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.

5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.



Multimedia


RECEIVED
JUN 08 2005
WASH., D.C.
SECTION
190

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 – PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.
2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.
3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.
4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.
5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.



Multimedia


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH, D.C. SECTION
190

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA - SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 - PT-Multimédia - Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.

2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.

3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.

4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.

5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.



Multimedia


SEC MAIL
RECEIVED
PROCESSING
JUN 0 8 2005
WASH. D.C.
SECTION

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 – PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.

2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.

3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.

4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.

5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.



Multimedia


SEC MAIL
RECEIVED
PROCESSING
JUN 0 8 2005
WASH. D.C.
190
SECTION

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 - PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.

2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.

3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.

4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.

5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735



Multimedia


SEC MAIL PROCESSING
RECEIVED
JUN 08 2005
WASH, D.C.
190
SECTION

SHARE CAPITAL REDUCTION FROM EURO 78.448.464 TO EURO 77.274.207 AS A RESULT OF THE EXECUTION OF THE SHARE BUYBACK AND STOCK SPLIT IN PT-MULTIMÉDIA – SERVIÇOS DE TELECOMUNICAÇÕES E MULTIMÉDIA, SGPS, S.A.

Lisbon, June 6, 2005 - PT-Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. ("PT-Multimédia") announces, in accordance with the terms and for the purposes set forth in paragraph g) and h) of number 1 of article 2 of CMVM Regulation no. 4/2004, that:

1. In connection with the share buyback programme, which involved the issuance of European-style put warrants and was approved at the General Meeting of April 28, 2005, PT-Multimédia has acquired 2,348,514 own shares, representing 1.50 % of its share capital, for the purposes of reducing its share capital.

2. As approved in the aforementioned General Meeting, on June 1, 2005, PT-Multimédia executed a public deed for the reduction of its share capital by Euro 1,174,257, through the cancellation of 2,348,514 of its own shares acquired in connection with the aforementioned share buyback programme, to Euro 77,274,207.

3. PT-Multimédia has also adjusted the nominal value of each of its shares from Euro 0.50 to Euro 0.25 per share. As a result PT-Multimédia share capital will be represented by 309,096,828 shares and each PT-Multimédia shareholder will be allocated a new share for each share owned.

4. The actions in paragraphs 1, 2 and 3 above have already been registered with the Commercial Registry of Lisbon.

5. The reduction in the nominal value of all PT-Multimédia shares will be concluded before the Central de Valores Mobiliários on June 17, 2005. The trading of PT-Multimédia shares on the stock exchange with the new nominal value will take place as of June 14, 2005.

Contacts: Lídia Falcão, Investor Relations Director
lidia.m.falcao@pt-multimedia.pt

PT Multimedia
Tel.: +351.21.782 4725
Fax: +351.21.782 4735